Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016

                                                               February 28, 2006

United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C.  20002

              Re: Amendment No. 9 to Form 10-SB (File No. 0-51168)
                  ------------------------------------------------

Ladies and Gentlemen:

      Set forth below are responses to the comments set forth in the letter dated February 24, 2006 received from H. Christopher Owings, Assistant Director -- Division of Corporation Finance at the United States Securities and Exchange Commission, to David Devine. Capitalized terms not otherwise defined herein shall have the same meanings herein as in the Amendment No. 9 to Form 10-SB filing (the "Amendment") accompanying this letter.

1. The last sentence of the second paragraph under the sub-heading "Certain Foreign Business Considerations" has been recast as a statement of the Company's belief rather than as a statement of fact.

2. Reference is made to the disclosure added to the second paragraph under the sub-heading "Certain Foreign Business Considerations."

3. The second sentence of the fourth paragraph under the sub-heading "Certain Foreign Business Considerations" has been clarified to provide that the potential adverse consequences described therein would only result if the Company had business activities or contacts in or with a country identified by the United States government as a state sponsor of terrorism.

4. The first response set forth in the response letter dated February 13, 2006 accompanying Amendment No. 8 to the Company's Form 10-SB filing is hereby amended and restated in its entirety as follows:

            The Company confirms that the comparables referenced in the December 19, 2005 response letter are accurate. The Company has amended its December 31, 2004 and September 30, 2005 statements and MD&A. In addition, the table below provides additional revenue information for comparison including the DVD/Ancillary revenues from the Beethoven Lives Upstairs, Raffi and Shakespeare4Kids products that are included in revenue figures referenced in the Company's MD&A.

--------------------------------------------------------------------------------
Revenues              3mths 9/30/04  3mths 9/30/05  9mths 9/30/04  9mths 9/30/05
--------------------------------------------------------------------------------
Bailey' Billions         2,904,030                     2,904,030      2,952,356
--------------------------------------------------------------------------------
Comp/Invent/Art DVD
Ancillary Rev               84,217        145,769        259,515        404,060
--------------------------------------------------------------------------------
Comp/Invent/Art
Broadcast Rev                              30,600        287,000        174,600
--------------------------------------------------------------------------------
Other (Beethoven/
Raffi/S4K/Misc Rev)          1,935          4,530         26,909         20,380
--------------------------------------------------------------------------------
Total                    2,990,182        180,899      3,477,454      3,551,396
--------------------------------------------------------------------------------

      Please direct any questions or comments you may have regarding the Amendment to the undersigned at (212) 592-1557 (Direct Dial), (212) 545.3322 (Direct Fax) or detna@herrick.com.

                                                     Very truly yours,

                                                     /s/ Daniel A. Etna
                                                     ------------------

cc: R. Mozer
    D. Devine